

Mail Stop 4720

April 28, 2016

Via E-mail
Frederick J. Crawford
Executive Vice President and Chief Financial Officer
Aflac Incorporated
32 Wynnton Road
Columbus, Georgia   31999

>   **Re: Aflac Incorporated**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 25, 2016**
>   **File No. 001-07434**

Dear Mr. Crawford:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Insurance Revenue and Expense Recognition, page 90

1. On page 134, you indicate that the largest component of the other policyholders' funds liability is your annuity line of business in Aflac Japan. However, your accounting policy does not appear to specifically address your annuity products. Please provide us your accounting policies for revenue and expense recognition separately for each major product type (ex: Medical, Cancer, WAYS etc.) including reference to the specific literature that supports your accounting. Ensure your response provides sufficient detail to allow for an evaluation of each significant accounting policy. For example, you should address your products with limited-pay features separately from your annuity and other products and describe your accounting policies for revenues, policy liabilities and deferred policy acquisition costs for each product type, as applicable. In addition:

- List and explain the significant contract features by product type. For example, it is unclear from your current disclosure whether the terms of your products with limited-pay features are fixed and guaranteed.
- Explain how revenue and expense recognition differs for products sold through independent agents vs. products sold by the Company; and
- Indicate how you evaluate the significance of each contract feature and its impact on the pattern of revenue recognition (a) at the time the contract is entered into, (b) throughout the contract term for periodic reporting and (c) at contract modification. Address termination, surrender and modification provisions and all contract riders as applicable; and
- Provide us your accounting policy for contract modifications by product type and reference the specific literature that supports your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Senior Staff Accountant, at (202) 551-3636 or Sharon Blume, Accounting Branch Chief at (202) 551-3474 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance